SNIPP INTERACTIVE INC.

Snipp Receives US$1.3 Million Contract

From Global Consumer Goods Company

September 20, 2016

OTCQX Trading Symbol: SNIPF

TSX Venture Exchange Trading Symbol: SPN

WASHINGTON, DC - Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQX: SNIPF; TSX V: SPN), a global provider of digital marketing promotions, rebates and loyalty solutions, today announced that an existing customer has increased its contract by over 90% to US$1.3 million. The customer, a global household and personal care products consumer goods company, originally engaged Snipp in March of 2016 and quickly recognized the value impact of its robust marketing platform, which prompted the customer to expand the engagement. This contract represents Snipp’s largest to date, more than twice the previous record that was set last quarter.

The new contract involves a series of four promotions scheduled to run between October 2016 and February 2017 in the USA and Canada. The customer will use Snipp’s SnippCheck receipt processing platform to efficiently validate customer purchases and its SnippRewards platform to provide rewards to qualifying customers.

“The expansion of an existing engagement by a global CPG (consumer package goods) customer represents an important validation of our platform suite,” commented Atul Sabharwal, Snipp Chief Executive Officer. “Our cross device promotion solutions were designed with a focus to drive sales for our clients while accumulating insightful data to make the marketing effort more intelligent and efficient. We have launched a number of successful programs in the CPG space and hope to similarly expand those existing relations to larger and longer term engagement, while continuing to broaden our customer base.”

The company also signed US $200,000+ of additional orders last week from new customers including a Fortune 500 beverage company.

Visit the Snipp website at http://www.snipp.com/ for examples of Snipp programs.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Washington, DC with offices across the United States, Canada, UK, Ireland, Europe, the Middle East and India. The company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016.

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